UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Establishment Labs Holdings Inc.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
G31249 108
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G31249 108
1. Names of Reporting Persons. CPH TU, LP
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 (See Item 4(a) below)
6. Shared Voting Power 0 (See Item 4(a) below)
7. Sole Dispositive Power 0 (See Item 4(a) below)
8. Shared Dispositive Power 0 (See Item 4(a) below)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 4(a) below)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9) 0% (See Item 4(b) below)
12. Type of Reporting Person (See Instructions)
PN

CUSIP No. G31249 108
1. Names of Reporting Persons. Nicholas Lewin
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 876,622 (See Item 4(a) below)
6. Shared Voting Power 0 (See Item 4(a) below)
7. Sole Dispositive Power 876,622 (See Item 4(a) below)
8. Shared Dispositive Power 0 (See Item 4(a) below)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 876,622 (See Item 4(a) below)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9) 4.2% (See Item 4(b) below)
12. Type of Reporting Person (See Instructions)
IN

Item 1(a) Name of Issuer:
Establishment Labs Holdings Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices:
Building B15 and 25
Coyol Free Zone
Alajuela
Costa Rica
Item 2 (a) Name of Person Filing:
This Schedule 13G is filed by:
(i) CPH TU, LP; and
(ii) Nicholas Lewin, who serves as Managing Partner of CPH TU, LP.
Item 2 (b) Address of Principal Business Office or, if none, Residence:
The address of the principal business office of CPH TU, LP is:
c/o Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808
The address of the principal business office of Nicholas Lewin is:
Crown Predator Holdings
221 East 59th Street, 2nd Floor
New York, NY 10022
Item 2 (c) Citizenship:
CPH TU, LP is a Delaware limited partnership.
Nicholas Lewin is a United States citizen
Item 2 (d) Title of Class of Securities:
Common Shares, no par value
Item 2 (e) CUSIP Number:
G31249 108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
CPH TU, LP:
(a)    Amount beneficially owned:
As of December 31, 2019, 0 Common Shares were held of record by CPH TU, LP.
(b)    Percent of class:
0%
(c)    Number of shares as to which the person has:
(i)    Sole power to vote or direct the vote:    0 shares
(ii)    Shared power to vote or direct the vote:     0 shares
(iii)    Sole power to dispose or to direct the disposition of:    0 shares
(iv)    Shared power to dispose or to direct the disposition of:    0 shares

Nicholas Lewin:
(a)    Amount beneficially owned:
As of December 31, 2019, (i) 777,342 Common Shares were held by Mr. Lewin, and (ii) 99,280 Common Shares which may be acquired by Mr. Lewin within 60 days of December 31, 2019 upon option exercise of a stock option.
(b)    Percent of class:
4.2%
The ownership percentage above is calculated based on 20,600,513 Common Shares outstanding as of November 12, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019, plus 99,280 Common Shares which may be acquired by Mr. Lewin within 60 days of December 31, 2019 upon exercise of a stock option.
(c)    Number of shares as to which the person has:
(i)    Sole power to vote or direct the vote:    876,622 shares
(ii)    Shared power to vote or direct the vote:     0 shares
(iii)    Sole power to dispose or to direct the disposition of:    876,622 shares
(iv)    Shared power to dispose or to direct the disposition of:     0 shares
Item 5.     Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x]
Item 6.     Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8.     Identification and Classification of Members of the Group
Not applicable.
Item 9.     Notice of Dissolution of Group
Not applicable.
Item 10.     Certifications
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 11, 2020

By:	/s/ Nicholas Lewin
Name:	Nicholas Lewin
Individually and as Managing Partner of CPH TU, LP

Exhibit Index

Exhibit 1*	Agreement of Joint Filing between CPH TU, LP and Nicholas Lewin, dated February 12, 2019

* Incorporated by reference to Exhibit 1 to Schedule 13G filed by CPH TU, LP with the Securities and Exchange Commission on February 13, 2019.